SEC FILE NO. 812-14096

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF

BOFA FUNDS SERIES TRUST

BOFA ADVISORS, LLC

100 Federal Street

Boston, Massachusetts 02110

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Bank of America Tower

One Bryant Park

New York, New York 10036

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER EXEMPTING CERTAIN TRANSACTIONS FROM THE PROVISIONS OF SECTION 17(a) OF SUCH ACT.

Please direct all communications concerning this Application to:

Robert M. Kurucza, Esq.

Marco E. Adelfio, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, D.C.  20001

(202) 346-4000

with copies to:

Marina Belaya, Esq. Bank of America, N.A. NY8-114-17-02 114 W. 47th Street New York, New York 10036	Christine Walsh, Esq. Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower NY1-100-18-05 One Bryant Park 12th Floor New York, New York 10036

This Application (including Exhibits) consists of 33 pages.

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF	)
)

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER EXEMPTING  CERTAIN TRANSACTIONS FROM THE PROVISIONS OF SECTION 17(a) OF SUCH ACT.

BOFA FUNDS SERIES TRUST	)
BOFA ADVISORS, LLC	)
100 Federal Street	)
Boston, Massachusetts 02110)
)
MERRILL LYNCH, PIERCE, FENNER & SMITH	)
INCORPORATED	)
Bank of America Tower	)
One Bryant Park	)
New York, New York 10036)

I.                                        Introduction and Summary of Application

This first amended and restated application (“Application”) is filed on behalf of BofA Funds Series Trust (the “Trust”), on behalf of its series thereof (each, a “Fund” and, collectively, the “Funds”), BofA Advisors, LLC (together with any successor, the “Advisor”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together with any successor, “MLPF&S”) (the Trust, the Advisor and MLPF&S, collectively, the “Applicants”).(1)  On August 24, 2011, the Applicants received an order of exemption (the “Taxable Order”) from the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), providing relief from the provisions of Section 17(a) of the Investment Company Act.  The Taxable Order permits the Funds to engage in principal transactions with MLPF&S involving taxable money market instruments, including repurchase agreements, on the terms and conditions set forth therein.(2)  In addition, as discussed in further detail in Section V.A. below, no-action relief previously granted by the Commission staff to the Funds permits the Funds, in reliance on an exemptive order issued in 1987 to MLPF&S and various other applicants (the “Current Tax-Exempt Order”), to purchase from, or sell to, MLPF&S certain “short-term tax-exempt securities” on the terms and conditions set forth therein.(3)

(1)                   The term “successor” is limited to an entity that results from a reorganization into another jurisdiction, a change in the type of business organization or a combination, consolidation or reorganization of any of the entities referred to above, including any such combination, consolidation or reorganization effected through the use of a “shell” entity controlled by any of the foregoing entities, provided that such combination, consolidation or reorganization does not result in a change of direct or indirect control of such entity.

(2)                   See BofA Funds Series Trust, et al. Investment Company Act Release No. 29741 (Aug. 1, 2011) (Notice); Investment Company Act Release No. 29769 (Aug. 24, 2011) (Order).

(3)                   See Columbia Funds, et al., SEC No-Action Letter (Dec. 28, 2008).  See also CMA Tax-Exempt Fund, et al., Investment Company Act Release No. 15475 (Dec. 11, 1986) (notice); Investment Company Act Release No. 15520 (Jan. 5, 1987) (order) (defining “short-term tax-exempt securities” as certain tax-exempt securities “with remaining maturities of one-year or less”).

The Applicants are hereby filing this Application with the Commission for an order of exemption under Section 6(c) and Section 17(b) of the Investment Company Act, to permit the Funds to engage in certain principal transactions with MLPF&S, a broker-dealer that, as discussed in further detail in Section II.F below, could be deemed an affiliated person (or an affiliated person of an affiliated person) of the Funds, within the meaning of the Investment Company Act, involving Tax-Exempt Money Market Instruments (as hereinafter defined) on the terms and conditions set forth herein.

II.                                   Description of the Applicants

A.                                    The Trust

The Trust is currently comprised of eleven (11) Funds, each of which is a money market fund subject to Rule 2a-7 under the Investment Company Act, as amended (“Rule 2a-7”).  As of December 31, 2012, the Trust had net assets of approximately $50.0 billion.(4)  The Trust is an open-end investment company registered under the Investment Company Act and is organized as a Delaware statutory trust.  Responsibility for the overall management of the Trust and Funds rests with the Trust’s Board of Trustees(5) (the “Board”).  The Board formulates the general policies of the Trust and generally meets at least quarterly to review the investment activities, practices, and performance of the Trust and Funds, and to discuss other matters affecting the Trust and Funds.  The Trust also has registered each Fund’s shares under the Securities Act of 1933, as amended (the “1933 Act”).

B.                                    Bank of America, N.A. and Bank of America Corporation

Bank of America, N.A. (“Bank of America”) is a national banking association headquartered in Charlotte, North Carolina that conducts retail, trust and commercial banking operations.  It is one of the largest banking organizations in the country.  Bank of America Corporation (“BAC”), the indirect parent company of Bank of America, is a regulated financial services holding company organized as a Delaware corporation that operates in all 50 states and the District of Columbia and more than 40 countries.  BAC serves more than 53 million consumer and small business relationships and has approximately 5,500 banking centers, 16,300 ATMs, nationwide call centers and leading online and mobile banking platforms.  BAC provides a diversified range of banking and certain nonbanking financial services and products both domestically and in certain international markets through five business segments: Consumer & Business Banking, Consumer Real Estate Services, Global Banking, Global Markets and Global Wealth & Investment Management.  As of December 31, 2012, BAC had approximately $2.2 trillion in assets and approximately 267,000 full-time equivalent employees.

C.                                    The Advisor

The Advisor serves as the investment adviser for the Funds.  The Advisor is a direct wholly owned subsidiary of BofA Global Capital Management Group, LLC (“BGCMG”),

(4)                   As of December 31, 2012, approximately $10.4 billion of Fund assets was invested in Tax-Exempt Money Market Instruments.

(5)                   As used herein, “Trustee” means a director or trustee.

which in turn is a direct wholly owned subsidiary of Bank of America, which in turn is an indirect, wholly owned banking subsidiary of BAC.  The Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The investment advisory fees of the Advisor with respect to each of the Funds are calculated as an annual percentage of the average daily net assets of each Fund.  As of December 31, 2012, the Advisor managed approximately $60.4 billion in mutual fund assets and approximately $81.8 billion in total assets.

For purposes of the relief sought by the Applicants, the term “Advisor” also includes any other existing or future investment adviser registered under the Advisers Act which acts as investment adviser or sub-adviser to a Fund and which controls, is controlled by, or is under common control with (as defined in Section 2(a)(9) of the Investment Company Act) the Advisor.(6)

D.                                    The Funds

Within the Trust there are currently eleven (11) Funds, each of which is a money market fund subject to Rule 2a-7:  BofA Cash Reserves, BofA Money Market Reserves, BofA Treasury Reserves, BofA Government Reserves, BofA Government Plus Reserves, BofA Tax-Exempt Reserves, BofA Municipal Reserves, BofA California Tax-Exempt Reserves, BofA New York Tax-Exempt Reserves, BofA Connecticut Municipal Reserves and BofA Massachusetts Municipal Reserves.(7)

Each Fund has the following investment objective (although each is phrased somewhat differently): to maximize current income consistent with the preservation of capital and the maintenance of liquidity.  Each Fund values its portfolio for net asset value purposes in accordance with Rule 2a-7.  As of December 31, 2012, the aggregate amount of net assets of the Funds was approximately $50.0 billion.  Under Rule 2a-7, the Funds must limit fund investments

(6)                   Any Advisor that currently intends to rely on the requested order is named as an Applicant in this Application.  Any other Advisor that relies on such order in the future will do so only in accordance with the terms and conditions set forth in this Application.

(7)                   The Funds consist of both Funds that pay distributions that generally are subject to state and federal income taxes (“Taxable Funds”) and Funds that pay distributions that generally are intended to be exempt from state and federal income taxes (“Tax-Exempt Funds”).  While the Taxable Funds generally do not invest in Tax-Exempt Money Market Instruments, they have the investment flexibility to do so under their investment objectives and policies.  Each such Taxable Fund may invest in Tax-Exempt Money Market Instruments under circumstances where it is advantageous for the Fund to do so, e.g., where the yield on a Tax-Exempt Money Market Instrument exceeds that of a comparably rated taxable security that qualifies for purchase by a money market fund under Rule 2a-7 (collectively, “Taxable Money Market Instruments”).  Each Taxable Fund may also invest in Tax-Exempt Money Market Instruments if it is unable to invest any of its assets in Taxable Money Market Instruments.  For example, if the number of high quality taxable issues were to decrease significantly, the U.S. government were to decrease the amount of its short-term borrowings or the existence of an inverted yield curve were to reduce greatly the level of short-term borrowings by taxable issuers, suitable Taxable Money Market Instruments could become unavailable in sufficient quantities for the Taxable Funds to remain fully invested.  Under these or similar circumstances, the Taxable Funds may seek to invest in Tax-Exempt Money Market Instruments.  Given that many other taxable money market funds would likely be trying to employ the same strategy under these circumstances, the Funds and the Advisor submit that it would be in the best interests of the Taxable Funds and their shareholders to have the flexibility to purchase Tax-Exempt Money Market Instruments from MLPF&S subject to the conditions set forth herein.

to securities with a remaining maturity of not more than three hundred ninety-seven (397) days (thirteen (13) months) and maintain a dollar-weighted average portfolio maturity of not more than sixty (60) days.  The dollar-weighted average maturity varies among the Funds, depending on, among other things, their guidelines, strategies and permitted investments.  For instance, certain government money market Funds may invest primarily in overnight repurchase agreements, resulting in a very short dollar-weighted average maturity.  As of December 31, 2012, the average maturity of the Funds advised by the Advisor ranged in days from a high of approximately 53 days to a low of approximately 32 days.  Each Fund has an investment advisory agreement with the Advisor pursuant to which the Advisor provides investment advisory and management services subject to the general supervision of the Board.

For purposes of the relief sought by the Applicants, the term “Funds” includes, in addition to the Funds, all future series of the Trust, or any other registered investment company or series thereof that is advised or sub-advised by the Advisor, and that is a money market fund subject to Rule 2a-7 and permitted to invest in Tax-Exempt Money Market Instruments (each, a “Future Fund” and, collectively, the “Future Funds”).(8)

E.                                    MLPF&S

MLPF&S is a wholly owned subsidiary of Merrill Lynch & Co., Inc. (“ML&Co.”), which in turn is a wholly owned subsidiary of BAC.  MLPF&S, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), provides retail brokerage customer services and operates as a full service investment banking firm.(9)  MLPF&S provides its clients with a broad range of investment banking services, among which are the public underwriting and private placement of equity and debt securities, including a wide variety of Tax-Exempt Money Market Instruments, and merger and acquisition advisory services.

MLPF&S is one of the largest broker-dealers in Tax-Exempt Money Market Instruments in the United States.  MLPF&S’s extensive trading, underwriting, and remarketing duties in Tax-Exempt Money Market Instruments makes it a very significant source for tax-exempt investment securities.  Further information regarding MLPF&S’s role in the primary and secondary market for Tax-Exempt Money Market Instruments is set forth below in Sections IV.B and IV.C.

F.                                     Scope of Application

No relief is being sought by this Application from Sections 8 or 13 of the Investment Company Act.  Accordingly, the acquisition and holding of Tax-Exempt Money Market Instruments would have to be consistent with the investment objectives and policies of a Fund in order for the Fund to rely on the relief requested.

(8)                   Any Fund that currently intends to rely on the requested order is named as an Applicant in this Application.  Any Future Fund that relies on the requested relief will do so only in accordance with the terms and conditions set forth in this Application.

(9)                   MLPF&S is also registered as an investment adviser under the Advisers Act.  For purposes of this Application, the relief sought applies to MLPF&S as a broker-dealer only.  The requested relief will not extend to any investment company advised or sub-advised by MLPF&S.

The Applicants hereby submit this Application for an order of the Commission pursuant to Section 6(c) and Section 17(b) of the Investment Company Act to permit the Funds to engage in certain principal transactions with MLPF&S with respect to Tax-Exempt Money Market Instruments, in each case in the manner and subject to the conditions set forth below.  Such transactions could otherwise be prohibited under Section 17(a) of the Investment Company Act.  Section 17(a) of the Investment Company Act generally prohibits any “affiliated person” of a registered investment company, or any “affiliated person” of such a person (“second-tier affiliate”), from engaging in certain principal transactions with the investment company.  Under Section 2(a)(3)(E) of the Investment Company Act, any investment adviser of an investment company is an “affiliated person” of the investment company.  Thus, the Advisor is, by definition, an “affiliated person” of the Funds for which it renders investment advisory services.  Under Section 2(a)(3)(C) of the Investment Company Act, any person that controls, is controlled by or is under common control with another person is an “affiliated person” of that person.  If the Advisor is deemed to control the Funds, then the Advisor would also be deemed to be an “affiliated person” of the Funds under Section 2(a)(3)(C), which could also mean that BAC would be deemed to be an “affiliated person” of the Funds if BAC were deemed to be a control person of the Advisor.  Under Section 2(a)(3)(B) of the Investment Company Act, any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by such other person is an “affiliated person” of that person.  Because BAC owns ML&Co., which, in turn, owns MLPF&S, ML&Co. and MLPF&S could both be deemed to be “affiliated persons” of the Advisor, in which case MLPF&S would be a second-tier affiliate of the Funds.  If MLPF&S were deemed to be a second-tier affiliate of the Funds, Section 17(a) would prohibit principal transactions between the Funds and MLPF&S.

Under Section 17(b), the Commission is empowered and directed to grant an application to exempt transactions from the prohibitions of Section 17(a) if “evidence establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this title; and (3) the proposed transaction is consistent with the general purposes of this title.”  Under Section 6(c), the Commission is empowered to grant an application for exemption “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

The proposed order is being requested because the Funds and the Advisor believe that access to principal transactions with MLPF&S as requested herein would benefit the Funds by allowing them broader access to the market for Tax-Exempt Money Market Instruments for their investors and the opportunity to improve the yield and diversity of their investments, while maintaining high credit quality.

III.                              Functional Independence

As stated above, the Advisor is a direct, wholly owned subsidiary of BGCMG, which in turn is a direct wholly owned subsidiary of Bank of America, which in turn is an indirect, wholly owned banking subsidiary of BAC.  The Advisor and MLPF&S are functionally independent of each other and operate as separate entities under the umbrella of BAC, the parent holding company, as described herein.  While the Advisor and MLPF&S are under common control, each company has its own separate directors, has separate officers and employees, is separately capitalized and maintains its own books and records.  Additionally, the Advisor and MLPF&S operate on different sides of appropriate information barriers with respect to portfolio management activities and investment banking activities.  Investment management decisions for the Funds are made solely by the Advisor and may in the future be made by other investment advisers (as defined in Section 2(a)(20) of the Investment Company Act) that serve as sub-advisers to the Funds, that are unaffiliated with the Advisor, and that do not include MLPF&S.  The portfolio managers and other employees that are responsible for portfolio management for registered investment companies function exclusively on behalf of the Advisor (or its affiliates), and not MLPF&S.

Condition 6 below describes certain other elements of the independence between the Advisor, including any existing or future investment adviser that is an “Advisor” for purposes of the requested relief and as defined herein, and MLPF&S.  Important among these elements is the fact that the Advisor, on the one hand, and MLPF&S, on the other, operate on different sides of appropriate walls of separation with respect to the Funds and Tax-Exempt Money Market Instruments.  More specifically, the Advisor and MLPF&S maintain physically separate offices; investment decisions for the Funds are made solely by the Advisor and potentially by other investment advisers (as defined in Section 2(a)(20) of the Investment Company Act) that may in the future serve as sub-advisers to the Funds, that are unaffiliated with the Advisor, and that do not include MLPF&S; and the personnel assigned to the Advisor’s investment advisory operations on behalf of the Funds will be exclusively devoted to the investment advisory businesses and affairs of the Advisor and the businesses of its affiliates (other than MLPF&S), and have lines of reporting responsibility solely within the Advisor or the businesses of its affiliates (other than MLPF&S).(10)  The personnel assigned to the Advisor’s investment advisory functions who are also involved with the business of other affiliates have absolutely no function or responsibility with respect to MLPF&S.  In addition, the compensation of persons employed by the Advisor will not depend upon the volume or nature of trades effected by the Advisor for the Funds with MLPF&S under the requested exemption, except to the limited extent that such trades may minimally affect the profits and losses of BAC and its subsidiaries as a whole or to the extent that such trades affect the investment performance of a Fund.

The principal offices of the Advisor are currently located at 100 Federal Street, Boston MA 02110.  The principal offices of MLPF&S are currently located at Bank of America Tower, One Bryant Park, New York, NY 10036.

(10)            The Advisor and its employees, on the one hand, and MLPF&S and its employees, on the other, each ultimately directly or indirectly reports to BAC.

IV.                               Exemptive Relief Requested

A.                                    The Tax-Exempt Money Market

As used in this Application, the term Tax-Exempt Money Market Instruments refers to tax-exempt securities that qualify for purchase by a money market fund under Rule 2a-7.(11)  Tax-Exempt Money Market Instruments are short-term in nature and predominantly issued by municipalities or their authorities.

The tax-exempt money market is generally characterized by:

1.                                      Obligors or guarantors having high credit ratings and, accordingly, relatively low risk of principal losses due to credit events;

2.                                      Trading in over-the-counter markets, consisting of dealer firms that are primarily major securities firms or large banks;

3.                                      Secondary market trading costs to the portfolio primarily consisting of dealer or underwriter spreads, which are typically not greater than 5 basis points (0.05%), but subject to variations based on the type of instrument or the occurrence of turbulent market conditions;

4.                                      An extensive telephone and electronic communication network to match buyers with sellers, which generally precludes being able to obtain a single market price for a given instrument at any given time; and

5.                                      Varying price, liquidity and availability for various types of instruments within the market.

B.                                    Tax-Exempt Money Market Instruments

For the most part, Tax-Exempt Money Market Instruments consist of conventional municipal notes (“municipal notes”), tax-exempt commercial paper, variable rate demand bonds and put bonds.  Set forth below is a description of each instrument and information regarding the market for each of these instruments.

Municipal Notes are both general obligation notes (debt obligations secured by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest) and revenue or special obligation notes (debt obligations payable only from the revenues derived from a particular facility or class of facilities from the proceeds of a special excise tax or other specific revenue source).  Specific types of short-term municipal notes include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes and construction loan notes.  There are also a number of other types of notes issued for different purposes and secured differently from those described above.

(11)            The term “Tax-Exempt Money Market Instruments” does not include “Government Securities” as defined under Section 2(a)(16) of the Investment Company Act.

In general, municipal notes are initially offered in competitive or negotiated transactions, but they may also be offered in individually negotiated transactions with purchasers.  There is an established secondary dealer market for municipal notes and, accordingly, such securities are generally highly liquid investments.

The percentage of each Fund’s net assets held in municipal notes (which, as defined above, do not include tax-exempt commercial paper, variable rate demand bonds or  put bonds) as of December 31, 2012 is set forth in the table below.

Name of Fund	Percentage of Net Assets Held in Municipal Notes as of December 31, 2012
Taxable Funds
BofA Cash Reserves	0.0%
BofA Money Market Reserves	0.0%
BofA Treasury Reserves	0.0%
BofA Government Reserves	0.0%
BofA Government Plus Reserves	0.0%

Tax-Exempt Funds
BofA Tax-Exempt Reserves	15.0%
BofA Municipal Reserves	27.9%
BofA California Tax-Exempt Reserves	30.5%
BofA New York Tax-Exempt Reserves	22.6%
BofA Connecticut Municipal Reserves	24.9%
BofA Massachusetts Municipal Reserves	34.6%

During the period January 1, 2013 to April 6, 2013, MLPF&S underwrote approximately $547 million in new issues of municipal notes acting as senior manager.(12)  MLPF&S’s market share in the municipal 2013 new issue note market as of April 6, 2013 was estimated to be approximately 11.4% acting as lead manager.(13)  MLPF&S did not act as a co-manager in the municipal notes market during the period January 1, 2013 to April 6, 2013.(14)

Tax-Exempt Commercial Paper refers to short-term, unsecured, negotiable promissory notes issued by state and local government agencies.  The paper is often backed by letters of credit, lending agreements, note repurchase agreements or other credit facility agreements offered by banks or other institutions.  Tax-exempt commercial paper is unique in that it is the only tax-exempt security that can be tailored to mature on specific dates.  This characteristic permits the Funds to structure their portfolios to meet future redemptions and to manage more effectively the Funds’ average portfolio maturity.  Generally, a single dealer acts for a given

(12)            Source: Securities Data Corp.

(13)            Source: Securities Data Corp.

(14)            Source: MLPF&S.

issue of tax-exempt commercial paper, which in certain cases is MLPF&S.  Given this dealer’s familiarity with the specific commercial paper issue, the dealer generally provides the most reliable bid price.

The percentage of each Fund’s net assets held in tax-exempt commercial paper as of December 31, 2012 is set forth in the table below.

Name of Fund	Percentage of Net Assets Held in Tax-Exempt Commercial Paper as of December 31, 2012
Taxable Funds
BofA Cash Reserves	0.0%
BofA Money Market Reserves	0.0%
BofA Treasury Reserves	0.0%
BofA Government Reserves	0.0%
BofA Government Plus Reserves	0.0%

Tax-Exempt Funds
BofA Tax-Exempt Reserves	4.5%
BofA Municipal Reserves	4.9%
BofA California Tax-Exempt Reserves	15.4%
BofA New York Tax-Exempt Reserves	1.9%
BofA Connecticut Municipal Reserves	3.1%
BofA Massachusetts Municipal Reserves	6.3%

At April 10, 2013, MLPF&S acted as dealer for tax-exempt commercial paper programs in an authorized amount of approximately $20.5 billion.  As of April 10, 2013, the amount outstanding on those programs was approximately $5.9 billion.(15)  MLPF&S’s market share in the tax-exempt commercial paper market, based on the amount MLPF&S had authorization to place, was estimated by the Advisor to be 18.4% as of December 31, 2012.(16)

Variable Rate Demand Bonds generally are general obligation, revenue, or industrial development bonds that contain a floating or variable interest rate adjustment mechanism and an unconditional or conditional right on the part of the bondholder to demand payment of the unpaid principal balance plus accrued interest upon a short notice period, typically one to seven days.  The interest rates are adjustable and are reset at market rates, at either daily or weekly intervals, by the remarketing process described below.

A variable rate demand bond provides for the adjustment of its interest rate on preset dates and, when adjusted, can reasonably be expected to have the lowest rate that, in the

(15)            MLPF&S’s estimate.

(16)            Source: Market share data is based on a survey conducted by the Advisor’s trading desk.  Because the sale or distribution of tax-exempt commercial paper is exempt from registration under the 1933 Act, the Applicants are not aware of any reliable published source of market share data.

remarketing agent’s judgment, results in the variable rate demand bond having a value of par based on current market conditions.(17)  Thus while the interest rate fluctuates, the market price remains at par.(18)  Through exercise of the demand feature an investment in a variable rate demand bond can be liquidated at any time, generally on no more than five business days’ notice for “weeklies” and one business day’s notice for “dailies”.  Additionally, municipal issuers of variable rate demand bonds appoint specific dealers to act as a remarketing agent for specific series of variable rate demand bonds, and these instruments can be bought and sold only through the appointed remarketing agent.  Therefore, competitive dealer bids are not available for variable rate demand bonds.

Variable rate demand bonds are liquid because of a demand feature.  Upon notice, the bondholder has the ability to demand payment.  If a bondholder decides to exercise the demand feature, the remarketing agent attempts to resell the security to a buyer during the notice period for the demand feature, but if it is unsuccessful in doing so, the remarketing agent may (but is not required to) repurchase the bond.  If the remarketing agent is unsuccessful and elects not to repurchase the bond, the liquidity provider will purchase the bond from the seller.  Generally, the liquidity, and sometimes the credit, of these bonds is enhanced by a letter of credit or a standby bond purchase agreement, paid for by the issuer of the bonds, on which the tender agent, acting on behalf of the bondholder, can draw the necessary cash to purchase the tendered bonds.  By its terms, a demand feature is readily exercisable under ordinary circumstances and, in the case of an unconditional demand feature, can even be exercised in the event of a default in payment of principal or interest on the underlying securities.  Because of this liquidity, active trading in the secondary market generally does not occur for such instruments, as the holder of the bond typically will “tender” the bond to the liquidity provider or issuer at par rather than sell it if the remarketing agent is unable to find a buyer.(19)

As a remarketing agent, MLPF&S facilitates the remarketing of variable rate demand bonds that have been tendered pursuant to demand features.  To the extent that MLPF&S does not locate a buyer for tendered bonds prior to the time that payment is due on those bonds, the

(17)            See Acquisition and Valuation of Certain Portfolio Instruments by Registered Investment Companies, Investment Company Act Rel. No. 14983 (Mar. 12, 1986), 1986 WL 69384.

(18)            The Funds have existing procedures in place to verify that variable (and floating) rate instruments can reasonably be expected to return to par on the interest rate reset dates.  These procedures provide that in the case of a variable rate or floating rate security that is not subject to a demand feature and for which maturity is determined pursuant to paragraphs (d)(1), (d)(2) or (d)(4) of Rule 2a-7, (i) the Advisor periodically reviews whether the interest rate formula, upon readjustment of the security’s interest rate, can reasonably be expected to cause the security to have a market value that approximates its amortized cost value and (ii) the Advisor maintains a written record of this determination for each category of adjustable rate security (of similar credit quality and indexed to the same benchmark interest rate) in which a Fund invests.  For variable rate securities with a demand feature, the Advisor reviews, on an ongoing basis, the instrument’s continued minimal credit risk by reviewing, among other things, financial data for the most recent fiscal year of the issuer of the demand feature.

(19)            The Division’s staff has recognized this aspect of demand bonds, taking a no-action position to permit funds to rely on Rule 17a-7 under the Investment Company Act to buy and sell variable rate demand bonds to or from certain affiliates based on the par value of the notes.  See Benham California Tax-Free Trust (avail. Aug. 6, 1986); see also PaineWebber Incorporated (avail. May 29, 1992) (discussing the role of a remarketing agent and characteristics of secondary marketplace for variable rate demand bonds).

tender agent, acting on behalf of the bondholder, draws on the liquidity facility, which is typically a letter of credit or a standby bond purchase agreement issued by a third party bank.  Holders of variable rate demand bonds are subject to the credit risk of the municipal issuer or borrower, and the liquidity risk of the liquidity provider or municipal issuer or borrower, and not that of MLPF&S.  Based on the limited nature of its role, therefore, the Applicants submit that MLPF&S should not be considered the issuer of a “Demand Feature” or “Guarantee” (each as defined under Rule 2a-7) when serving as a remarketing agent for a variable rate demand bond.(20)

The percentage of each Fund’s net assets held in variable rate demand bonds as of December 31, 2012 is set forth in the table below.

Name of Fund	Percentage of Net Assets Held in Variable Rate Demand Bonds as of December 31, 2012
Taxable Funds
BofA Cash Reserves	10.4%
BofA Money Market Reserves	5.2%
BofA Treasury Reserves	0.0%
BofA Government Reserves	0.0%
BofA Government Plus Reserves	0.0%

Tax-Exempt Funds
BofA Tax-Exempt Reserves	80.5%
BofA Municipal Reserves	67.2%
BofA California Tax-Exempt Reserves	54.1%
BofA New York Tax-Exempt Reserves	75.5%
BofA Connecticut Municipal Reserves	72.0%
BofA Massachusetts Municipal Reserves	59.0%

MLPF&S acted as remarketing agent for approximately $43.4 billion of variable rate demand bonds as of March 31, 2013.  MLPF&S’s market share as remarketing agent for variable rate demand bonds was estimated to be approximately 18.8% as of March 31, 2013.(21)  During the period January 1, 2013 to April 11, 2013, MLPF&S underwrote approximately $265.1 million in new issues as senior manager.(22)

Synthetic variable rate securities(23) are variable rate instruments in the form of custodial receipts or other interests which evidence ownership of future interest payments, principal

(20)            The Commission has previously recognized the role of a remarketing agent for variable rate demand bonds as distinct from that of the issuer.  See Investment Company Act Release No. 14983 (Mar. 12, 1986).

(21)            Source: Thomson Reuters Municipal Market Data.

(22)            Source: Securities Data Corp.

(23)            A synthetic variable rate security is a financial instrument that is typically created by placing a long-term fixed-rate municipal bond into a trust or custody account that issues short-term variable or floating rate securities subject to a conditional demand feature.  This process effectively converts long-term fixed rate bonds into short-term variable or floating rate demand instruments that meet Rule 2a-7’s maturity requirements.  See Technical Revisions to the Rules and Forms Regulating Money Market Funds, Investment Company Act Release No. 22921 (Dec. 2, 1997).

payments or both on certain state and local government and authority obligations.  Such obligations are held in custody by a trustee on behalf of the holders of the receipts.  These custodial receipts are known by various names, including “Residual Interest Tax-Exempt Securities” and “Puttable Floating Option Tax Exempt Receipts”.

Put bonds are variable rate demand bonds with an optional or mandatory tender date, which is longer than one week, enabling the Funds to tender the instrument back to the liquidity provider on the specific tender date.  Since the frequency of the pricing feature spans a longer period of time than the weekly variable rate demand bonds, the value of put bonds may fluctuate to a greater degree than that of variable rate demand bonds.  In terms of secondary market liquidity, put bonds do trade in the secondary market but, because not all dealers make a market in them, secondary market liquidity may be limited.  Put bonds have not been as widely used by issuers as financing vehicles as other forms of Tax-Exempt Money Market Instruments.

MLPF&S is the remarketing agent for approximately $3.5 billion of put bonds outstanding as of April 11, 2013.(24)

C.                                    Participation of MLPF&S in the Tax-Exempt Money Market

As described above and further detailed below, MLPF&S is a major participant in both the primary new issue tax-exempt money market and in the secondary dealer tax-exempt money market.

1.                                      Primary New Issue Market

MLPF&S’s new issue market share in the aforementioned Tax-Exempt Money Market Instruments is shown in the table below:

Tax-Exempt Money Market Instruments Market Share

Type of Security	MLPF&S Rank(25)		MLPF&S’s % Market Share(25)

Municipal Notes(26)	2	(27)	12.0%
Variable Rate Demand Bonds(28)	3	(29)	16.5%

(24)            Source: MLPF&S’s estimate.

(25)            Rank and market share are based on aggregate dollar amount of new issues underwritten by MLPF&S as senior manager only.

(26)            Source: Securities Data Corp. (MLPF&S actual figure relative to the aggregate dollar amount of municipal notes authorized to be issued for the period January 1, 2013 to April 6, 2013).

(27)            Out of 38 firms.

(28)            Source: Thomson Reuters (based on the aggregate dollar amount of variable rate demand bonds authorized to be issued for the period January 1, 2013 to April 6, 2013).

(29)            Out of 10 firms.

In competitive bid transactions, MLPF&S is generally the senior manager and occasionally a co-manager.  In negotiated transactions, MLPF&S serves as either manager or co-manager.  Because the information set forth above only reflects underwritings in which MLPF&S served as senior manager, it understates the extent to which MLPF&S serves as an underwriter in negotiated transactions.

2.                                      Secondary Market

The following chart sets forth certain information regarding the market share of the top 10 secondary market dealers.  The chart shows the approximate volume of variable rate demand bonds outstanding for which these dealers act as remarketing agent, based on publicly available information.  The chart also shows the aggregate amount of tax-exempt commercial paper that these dealers are authorized to sell on behalf of issuers, as determined by a survey conducted by the Advisor’s trading desk.  Based on MLPF&S actual figures relative to the aggregate dollar amount of variable rate demand bonds outstanding and relative to the aggregate dollar amount of tax-exempt commercial paper authorized, MLPF&S’s market share were as follows:

	Outstanding Variable Rate Demand Bonds (in millions)*	Relative % Market Share	Authorized CP (in millions)**		Relative % Market Share
MLPF&S	$43,374	18.8%		$21,789	18.4%
J.P. Morgan Securities Inc.	$48,485	21.0%		$31,000	26.2%
Citigroup Global Markets	$27,287	11.8%		$5,150	4.3%
Goldman, Sachs & Co.	$22,868	9.9%		$25,000	21.1%
Wells Fargo Bank	$22,051	9.5%		$1,770	1.5%
Morgan Stanley Dean Whitter	$20,798	9.0%		$9,200	7.8%
Barclays Capital	$16,936	7.3%		$21,800	18.4%
RBC Capital Markets	$15,645	6.8%		$2,491	2.1%
PNC Capital Markets, Inc.	$8,684	3.8%	$	n/a	n/a
US Bank	$5,014	2.2%		$318	0.3%
Total	$231,142			$118,518

*	Source: Thomson Reuters Municipal Market Data (as of March 31, 2013).
**

Source: Actual information presented for MLPF&S; other information is based on a survey conducted by the Advisor’s trading desk of the aggregate dollar amount authorized to be issued as of December 31, 2012.

The following chart sets forth information regarding the aggregate dollar amount of variable rate demand bonds(30) in the specified states for which MLPF&S served as remarketing agent for the quarter ended March 31, 2013. The information in the chart also shows MLPF&S’s market share in such instruments for the quarter ended March 31, 2013.

	MLPF&S as Remarketing Agent (in millions) (31)	Total Variable Rate Demand Bonds (in millions)(32)	MLPF&S’s % Market Share
California	$4,733	$31,588	15.0%
Connecticut	$374	$2,994	12.5%
Massachusetts	$1,457	$8,531	17.1%
New York	$5,871	$39,146	15.0%

Total	$12,435	$82,259	15.1%

D.                                    Characteristics of the Tax-Exempt Money Market Industry

Asset levels of municipal and tax-exempt money market funds registered with the Commission remain high, at over $263.9 billion as of April 22, 2013.(33)  Assets of the Funds also remain significant at approximately $50.0 billion as of December 31, 2012.  Meanwhile, the number of broker-dealers and remarketing agents active in Tax-Exempt Money Market Instruments is concentrated and limited, as shown in the previous charts.  As Fund assets remain significant and MLPF&S continues to be committed to the municipal money market and its market share has increased, it has become even more important for the Funds to have meaningful access to MLPF&S’s products and market-making to properly diversify their investments, maintain portfolio liquidity and trade consistent with the Advisor’s overall duty to seek best price and execution, all while maintaining compliance with Rule 2a-7.  However, as described in Section V below, the scope and conditions of the Current Tax-Exempt Order have unduly constrained the Funds’ access to MLPF&S in this context.  The Funds and the Advisor respectfully submit that these constraints will increasingly place the Funds at a competitive disadvantage unless the requested relief is granted.

E.                                    Participation of the Funds in the Tax-Exempt Money Market

Subject to the general supervision and oversight of the Board, the Advisor is responsible for the Funds’ portfolio investment decisions.  The Funds have no obligation to deal with any dealer or group of dealers in the execution of their portfolio transactions.  When placing orders,

(30)            Market share data for certain Tax-Exempt Money Market Instruments is not readily available.  As a result, the state-specific information relates solely to variable rate demand bonds and does not include similar data for tax-exempt commercial paper.  Variable rate demand bonds comprise a substantial majority of the market in Tax-Exempt Money Market Instruments and is, therefore, representative of MLPF&S’s share of the overall market in Tax-Exempt Money Market Instruments.

(31)            Source: Municipal Securities Rulemaking Board.

(32)            Source: Municipal Securities Rulemaking Board.

(33)            iMoneyNet, http://www.imoneynet.com (as of April 22, 2013).

the Advisor must attempt to obtain the best net price and the most favorable execution of its orders.  In doing so, it takes into account such factors as price, the size, type and difficulty of the transaction involved, research provided and the dealer’s general execution and operational facilities.

Greater access to MLPF&S’s products and market-making will enhance the Funds’ ability to purchase Tax-Exempt Money Market Instruments, to access secondary market liquidity, to obtain an additional comparative/competitive price, to increase diversification of portfolio securities, to improve efficiency, and to access a creditworthy counterparty.  Unless the order requested herein is granted, the Funds will continue to be unduly constrained in their ability to efficiently and effectively invest in the tax-exempt money market and will, as a practical matter, be subject to a disadvantage relative to other investors.  The Future Funds would encounter the same disadvantages that this Application describes and seeks to ameliorate.

V.                                    Principal Transactions Between the Funds and MLPF&S

A.                                    Current Relief

No-action relief previously granted by the Commission staff to the Funds permits the Funds, in reliance on the Current Tax-Exempt Order, to purchase from, or sell to, MLPF&S certain “short-term tax-exempt securities.”  The Current Tax-Exempt Order defines “short-term tax-exempt securities” as specified tax-exempt securities with a remaining maturity of one-year or less and includes certain other conditions that the Funds and the Advisor submit are unduly constraining and have been relaxed and modernized in more recent orders issued to other applicants.  For example, the pricing conditions in the Current Tax-Exempt Order permit so-called solicited orders to be effected with MLPF&S only if the price to the Funds is “better than” (rather than “at least as favorable to”) that available from other sources.  This Application would permit the Funds to conduct principal transactions with MLPF&S in Tax-Exempt Money Market Instruments that are First Tier Securities,(34) which can have a remaining maturity (determined in accordance with Rule 2a-7) of up to 397 days (rather than the twelve-month maximum maturity in the Current Tax-Exempt Order), which would be consistent with the portfolio maturity requirements of the relief available under the Taxable Order(35) and exemptive orders for Tax-Exempt Money Market Instruments granted by the Commission more recently than the Current Tax-Exempt Order, as set forth in Section VII below.

B.                                    Relief Requested

Because of the above-described affiliations, the Funds would be prohibited from conducting portfolio transactions with MLPF&S in transactions in which MLPF&S acts as principal, other than in accordance with the terms and conditions of the Current Tax-Exempt Order.  Section 17(a) of the Investment Company Act prohibits an affiliated person or principal underwriter of a registered investment company, or any affiliated person of such a person, acting

(34)            Italicized terms are defined as set forth in paragraph (a) of Rule 2a-7 under the Investment Company Act, unless otherwise indicated.

(35)            The Taxable Order permits the Funds to engage in principal transactions with MLPF&S involving taxable money market instruments that are Eligible Securities.

as principal, from selling to or purchasing from such registered company, or any company controlled by such registered company, any security or other property, subject to exceptions not here relevant.  Section 17(b) of the Investment Company Act provides, however, that the Commission, upon application, may exempt a transaction from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair, and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of the registered investment company concerned and with the general purposes of the Investment Company Act.  Section 6(c) of the Investment Company Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the Investment Company Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.

The Applicants hereby request an order of the Commission pursuant to Section 6(c) and Section 17(b) of the Investment Company Act exempting certain transactions from the provisions of Section 17(a) of the Investment Company Act so as to permit MLPF&S, acting as principal, to sell Tax-Exempt Money Market Instruments to, or purchase Tax-Exempt Money Market Instruments from, the Funds; subject to the conditions set forth in Section VI below.  The Applicants expressly acknowledge that any order issued on the Application would grant relief from Section 17(a) of the Investment Company Act only, and would not grant relief from any other Section of, or rule under, the Investment Company Act including, without limitation, Sections 10(f), 12(d)(3), 17(d) and 17(e) and Rule 2a-7.

Although the Applicants acknowledge the opportunity for potential conflicts of interest posed by conducting principal transactions with an affiliated person, the Applicants respectfully submit that the protective conditions set forth herein are reasonably designed to prevent any overreaching on the part of any person or persons that could act in a manner that is intended to benefit MLPF&S unduly at the expense of the Funds based upon their affiliated relationship or to act to the detriment of the Funds.  The Applicants also submit that the proposed conditions are reasonably designed to ensure that the terms of each transaction, including the consideration to be paid or received, are reasonable and fair.

C.                                    Rationale for Order

The Funds’ successful management of significant amounts of Tax-Exempt Money Market Instruments depends upon the ability to have complete and effective access to the entire tax-exempt money market, including all significant counterparties.  The decreased liquidity and the substantial reduction of counterparty participants in connection with the market in Tax-Exempt Money Market Instruments is a great concern for the Funds.  The Current Tax-Exempt Order only alleviates this concern to a limited extent because of its unduly constraining conditions.  The Funds and the Advisor believe that the ability to conduct principal transactions under the more modern and flexible conditions of the requested exemptive order (which track those imposed in recent orders granted to other mutual fund complexes, as set forth in Section VII below) with such a significant market participant as MLPF&S would greatly help to alleviate this concern.

Access to MLPF&S as a dealer in Tax-Exempt Money Market Instruments as requested herein would, among other benefits, (a) provide the Funds with better access to opportunities to improve the yield on their portfolios by capitalizing on investment and trading opportunities; (b) permit the Funds to manage their overnight and longer term liquidity more effectively; (c) support the Funds’ objectives of maintaining high quality credit standards in all of their fixed income investments; (d) enhance the ability of the Funds to restructure portfolios defensively by shortening average maturities in deteriorating markets; (e) offer to the Funds expanded flexibility and opportunity to accommodate shareholder cash-flow requirements; and (f) enhance the ability of the Funds to diversify holdings in accordance with Rule 2a-7.

In light of the policy of the Funds of investing in securities with short maturities, combined with the active portfolio management techniques employed by the Advisor, the ability to efficiently effect purchases and sales of securities across the market for Tax-Exempt Money Market Instruments is an important element in implementing the Funds’ investment strategies.  Professional money management techniques include varying the composition of a Fund’s investments and the average maturity of the portfolio based upon an assessment of the relative values of the various securities or instruments and future interest rate patterns.  The Advisor also seeks to maximize the yield of a Fund’s portfolio by taking advantage of yield disparities that regularly occur in the secondary market.  In addition, it is the policy of the Funds to endeavor to be as fully invested as reasonably practicable, in order to maximize the yields on their portfolios.  The yields on the portfolios of the Funds may be unduly hampered by the existing constraints on their ability to access Tax-Exempt Money Market Instruments.  The Funds and the Advisor believe that having greater access to principal transactions in Tax-Exempt Money Market Instruments with MLPF&S would benefit the Funds by increasing the opportunities for the Funds to obtain suitable portfolio investments to improve the yields on their portfolios.

With over $10.4 billion invested in Tax-Exempt Money Market Instruments, as of December 31, 2012, the Funds’ demand for securities of high quality issuers remains substantial.  The market for Tax-Exempt Money Market Instruments, however, tends to be somewhat segmented.  The markets for different types of securities vary considerably in terms of price, volatility, liquidity and availability.  In addition, with respect to any given type of security or instrument, there may be only a few dealers who can be expected to have a security in inventory and be in a position to quote a purchase or sale price that is the best price.

The price that MLPF&S or any other dealer quotes with respect to a particular security depends upon a number of factors.  One important factor is the dealer’s outlook on future yields of Tax-Exempt Money Market Instruments.  At any given time, different dealers may quote different prices with respect to the same type of security.  If a Fund is seeking to purchase a portfolio security, obtaining best price and execution may mean trading with a dealer that believes yields are increasing and, therefore, is looking to liquidate its inventory.  However, if a Fund is seeking to sell a portfolio security, that Fund may well obtain a better price from a dealer that believes yields are decreasing and is, therefore, seeking to build its inventory.  At times, such a dealer may be MLPF&S and in such a case the Funds might be denied access to the best price and execution unless the requested relief is granted.

Another significant factor in determining price is competition.  Other dealers may be aware that the Funds are constrained in their ability to trade with MLPF&S in the market for

Tax-Exempt Money Market Instruments.  Given this awareness, a dealer, in providing quotations on Tax-Exempt Money Market Instruments to the Funds, would have less motivation to compete with MLPF&S’s prevailing quotations in the tax-exempt money market.  Thus, undue constraints on the Funds’ ability to deal with MLPF&S may, on occasion, adversely affect the price quotes that the Funds receive on Tax-Exempt Money Market Instruments from other dealers.

For these reasons, the Funds and the Advisor submit that having access to all the major dealers in the market for Tax-Exempt Money Market Instruments, including less constrained access to MLPF&S, would likely enhance the ability of the Advisor to manage the Funds’ investments in a manner best designed to serve the interests of the Funds and their shareholders.

To summarize, the Funds and the Advisor believe that it would be highly desirable for the Funds to be able to engage in principal transactions in Tax-Exempt Money Market Instruments with MLPF&S on the terms and conditions set forth herein for the following reasons:

1.                                      With over $10.4 billion invested in Tax-Exempt Money Market Instruments, as of December 31, 2012, the Funds have an ongoing need for access to significant quantities of high quality Tax-Exempt Money Market Instruments.  The Funds and the Advisor believe that having access to a major dealer, such as MLPF&S on the terms and conditions set forth herein, would increase the Funds’ ability to obtain suitable portfolio securities.

2.                                      The policy of the Funds, which is to invest in securities with short maturities, combined with the active portfolio management techniques employed by the Advisor, results in a high level of portfolio activity and the need to make numerous purchases and sales of Tax-Exempt Money Market Instruments.  This high level of portfolio activity likewise emphasizes the importance of increased opportunities to obtain suitable portfolio securities and best price and execution.

3.                                      The tax-exempt money market is highly competitive and having a dealer as prominent as MLPF&S in the pool of dealers with which the Funds could conduct principal transactions on the terms and conditions set forth herein would provide the Funds with improved opportunities to purchase and sell Tax-Exempt Money Market Instruments, including Tax-Exempt Money Market Instruments not available from any other source.

4.                                      MLPF&S is such a major participant in the tax-exempt money market that removing undue constraints on the ability of the Funds to conduct principal transactions with MLPF&S would enhance the Funds’ ability to obtain best price and execution even when the Funds trade with unaffiliated dealers.

VI.                               The Applicants’ Conditions

For the reasons stated above, the Funds and the Advisor submit that it would be in the best interests of each Fund and its shareholders to permit the Fund to engage in the principal transactions described herein with MLPF&S, which would otherwise be prohibited by Section 17(a) of the Investment Company Act except to the extent permitted by the Current Tax-Exempt Order.  While it is the belief of the Funds and the Advisor that undue constraints on conducting transactions of the type specified above limit the Funds’ opportunities, they recognize the potential for conflicts of interest posed by conducting transactions with an affiliate.  Accordingly, the Applicants propose a number of protective conditions to any exemptive relief granted hereunder designed to reduce the possibility of abuses arising out of these potential conflicts of interest and to ensure that the terms of all principal transactions with MLPF&S will be fair and reasonable to the Funds and will not involve overreaching by MLPF&S or any of its affiliates.

Among these conditions, a limitation on the type of security has been imposed to ensure that principal transactions with MLPF&S are conducted in short-term, high quality debt securities that provide safety of principal and limited market risk.  Condition 1 provides that the proposed order will apply only to Tax-Exempt Money Market Instruments that are First Tier Securities.  The proposed order also contains provisions with respect to the price at which principal transactions may be conducted with MLPF&S, which are designed to ensure that the Funds receive competitive prices.  In this regard, Conditions 2 and 3 provide that, with respect to principal transactions, the price available from MLPF&S for each Tax-Exempt Money Market Instrument other than a variable rate demand bond is at least as favorable to the Fund as the price available from other dealers with respect to securities falling within the same category of instrument, quality and maturity.  The Advisor will have procedures for ensuring that these conditions are satisfied.  It is important to note that, in accordance with Conditions 9 and 10 respectively, these procedures will be subject to oversight by the audit committee of the Funds or another committee, which is comprised of Independent Trustees (as hereinafter defined) (the “Audit Committee”) and the Board, including a majority of the Independent Trustees.  For purposes of these conditions, Tax-Exempt Money Market Instruments will be considered to be within the “same category of instrument” only if, among other characteristics, they are obligations of a governmental entity in the same state or territory to the extent that a reasonable number of comparable obligations of entities in such state or territory are available.(36)

(36)            The Applicants submit that generally it may well not be possible to identify Tax-Exempt Money Market Instruments of the same category of instrument, for purposes of Conditions 2 and 3, within the same state or territory which are (a) general obligations of the state or territory or (b) obligations that were part of an original issue of more than $10 million.  Size of an issue is an important factor because there are significantly more governmental entities that issue Tax-Exempt Money Market Instruments in smaller amounts than there are governmental entities that issue Tax-Exempt Money Market Instruments in larger amounts.  Fiscal policy underlying the Internal Revenue Code of 1986, as amended, has made it more attractive to have issues of $10 million or less, with the result that smaller issues are quite numerous and there is a much higher likelihood of finding comparable obligations of different issuers within the same state or territory in the context of smaller issues.  Specifically, under Section 144 of the Internal Revenue Code of 1986, as amended, the interest on certain qualified small issue bonds is exempt from federal income taxes.  One of the conditions which must be met for the exemption to apply is that the aggregate authorized face amount of the issue must be $10 million or less.  Because banks often invest in qualified small issue bonds, the governmental entities which issue them are sometimes referred to as “bank qualified issuers.” It is difficult and in some cases not possible to find comparable obligations of larger issues within the same state or territory.  Accordingly, because of the difficulties involved in identifying comparable obligations in the context of larger issues, for purposes of the conditions set forth in this Application, Tax-Exempt Money Market Instruments which are general obligations of a state or territory or are issued by an entity other than a bank qualified issuer may fall within the “same category of instrument” of another Tax-Exempt Money Market Instrument, even if the other Tax-Exempt Money Market Instrument is not issued by a governmental entity in the same state or territory.  Tax-Exempt Money Market Instruments that are part of an original issue of less than $10 million will be considered to fall within the “same category of instrument” only if they are obligations of the same state or territory.

Because of the highly fragmented nature of the tax-exempt money market, the price test for Tax-Exempt Money Market Instruments is made applicable on a generic basis to comparable securities rather than the particular security involved.  The Applicants submit that it would be practically impossible to obtain quotes from other dealers as to the identical security of the same issuer.  The Applicants believe that quotes on comparable securities are the functional equivalent of quotes on the security involved in the proposed transactions insofar as prices in the tax-exempt money market are concerned.

Condition 5 provides that MLPF&S’s dealer spread regarding any transaction with the Funds pursuant to the requested relief will be no greater than its customary dealer spread on similar transactions (with unaffiliated parties).  The Applicants believe that such spreads will generally be consistent with the average or standard spread of dealers in Tax-Exempt Money Market Instruments for the type of security and the size of the transaction involved; given the competitive nature of this commodity-like market, it would not be practical, as a business matter, for MLPF&S to seek a greater spread.

In addition, Condition 8 requires the legal and compliance departments of the Advisor and of MLPF&S to prepare and administer guidelines for personnel of the Advisor and MLPF&S, as the case may be, to make certain that transactions conducted pursuant to the order comply with the conditions set forth therein and that the parties maintain arm’s length relationships.  Condition 9 requires the members of the Audit Committee, which consists of members who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act (“Independent Trustees”), to be responsible periodically to review and update the guidelines to ensure that the transactions conducted pursuant to the order comply with its conditions and that the required procedures are followed, and to monitor compliance with these matters.  The Applicants acknowledge that nothing in any order issued pursuant to this Application will affect the obligations of the Funds and the Advisor under Rule 38a-1 under the Investment Company Act or the obligations of any of the Applicants under any other applicable requirements under the federal securities laws, except to the extent set forth in any such order.  Among other things, these guidelines will be designed to harmonize procedures in all purchase and sale transactions made between a Fund and MLPF&S to ensure compliance with the volume limitations found in Condition 4.

For the reasons stated above, the Board, including a majority of its Independent Trustees, has determined that it is in the best interests of the Funds to have access to MLPF&S to engage in the principal transactions to the extent described above, which would otherwise be prohibited by Section 17(a) of the Investment Company Act except to the extent permitted by the Current Tax-Exempt Order.  While it is the belief of the Board that undue constraints on transactions of the type specified above with major dealers such as MLPF&S may be detrimental to the Funds, the Board is mindful of the potential conflicts of interest posed by conducting such principal transactions with an affiliated person.  With this in mind, the Board, including a majority of its Independent Trustees, will review and approve the terms and conditions pursuant to which such principal transactions may be conducted.  Under Condition 10, the Board, including a majority of the Independent Trustees, will review and approve the participation of the Funds in transactions conducted pursuant to the exemption requested in this Application which, if approved by the Commission, would permit the Funds to conduct principal transactions with MLPF&S under conditions and subject to controls designed to ensure that the terms of each proposed transaction will be fair and reasonable, would not involve overreaching on the part of any person concerned and would eliminate the possibility of abuses of the potential conflicts of interest.

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.                                      The exemption shall be applicable to principal transactions in the secondary market and primary or secondary fixed and variable rate dealer offerings not made pursuant to underwriting syndicates.  Principal purchase or sale transactions pursuant to the requested order will be conducted only in Tax-Exempt Money Market Instruments that are First Tier Securities.  Notwithstanding the foregoing, if a Fund purchases a Tax-Exempt Money Market Instrument meeting the above requirements from MLPF&S and, subsequent to such purchase, the security becomes no longer a First Tier Security, the Fund may sell the security to MLPF&S in a manner consistent with the requirements of Rule 2a-7(c)(7)(i)(B).  Additionally:

(a)                                 The exemption shall not apply to an Unrated Security.

(b)                                 The exemption shall not apply to any purchase or sale of any security issued by ML&Co., BAC or any affiliated person of ML&Co. or BAC or to any security subject to a Demand Feature or Guarantee issued by ML&Co., BAC or any affiliated person of ML&Co. or BAC.  For purposes of this requirement, ML&Co., BAC or any affiliated person of ML&Co. or BAC will not be considered to be the issuer of a Demand Feature or Guarantee solely by reason of the fact that MLPF&S or an affiliate thereof serves as a remarketing agent for a Tax-Exempt Money Market Instrument.

2.                                      The Advisor (unless the Board decides that the Fund should make these determinations) will determine with respect to each principal transaction conducted by a Fund pursuant to the order, based upon the information reasonably available to the Funds and the Advisor, that the price available from MLPF&S for each Tax-Exempt Money Market Instrument other than a variable rate demand bond is at least as favorable to the Fund as the prices obtained from two other dealers in connection with securities falling within the same category of instrument, quality and maturity (but not necessarily the identical security or issuer) (“price test”).  In the case of variable rate demand bonds, for which dealer prices are not ordinarily available, the Funds will only undertake purchases and sales where the rate of interest to be earned from the variable rate demand bond in a purchase, or price to be received in a sale, is at least equal to that of variable rate demand bonds of comparable quality from other dealers.  Neither ML&Co., BAC nor any other affiliate thereof (other than the Advisor) will have any involvement with respect to proposed transactions between the Funds and MLPF&S and, except to the extent set forth in Condition 6(e) below, will not attempt to influence or control in any way the placing by the Funds or the Advisor of orders with MLPF&S.

3.                                      Before any principal transaction may be conducted pursuant to the order, the Advisor or a Fund must obtain such information as it deems reasonably necessary to determine that the price test (as defined in Condition (2) above) has been satisfied.  In the case of each purchase or sale of a Tax-Exempt Money Market Instrument other than a variable rate demand bond, the Advisor or a Fund must make and document a good faith determination with respect to compliance with the price test based on current price information obtained through the contemporaneous solicitation of bona fide prices in connection with securities falling within the same category of instrument, quality and maturity (but not necessarily the identical security or issuer).  With respect to variable rate demand bonds, information on the rate of interest or price of bonds of comparable quality shall be solicited during the same trading day.  With respect to prospective purchases of securities by a Fund, the dealer firms from which prices or interest rates are solicited must be those who have securities of the categories and types desired in their inventories, or who otherwise have access to Tax-Exempt Money Market Instruments of the categories and types desired, and who are in a position to quote favorable prices or interest rates with respect thereto.  With respect to the prospective sale of securities by a Fund, these dealer firms must be those who, in the experience of the Funds and the Advisor, are in a position to quote favorable prices.

4.                                      Principal transactions in Tax-Exempt Money Market Instruments conducted by a Fund pursuant to the order, and principal transactions in taxable money market instruments other than repurchase agreements conducted by a Fund pursuant to the Taxable Order, shall be limited to no more than (a) 25% of the direct or indirect purchases or 25% of the direct or indirect sales, as the case may be, conducted by that Fund of Eligible Securities other than repurchase agreements and (b) 25% of the purchases or sales, as the case may be, by MLPF&S of Eligible Securities other than repurchase agreements.  Principal transactions in Tax-Exempt Money Market Instruments conducted by each Fund pursuant to the order, shall be limited to no more than an aggregate of 20% of the direct or indirect purchases and 20% of the direct or indirect sales of Tax-Exempt Money Market Instruments by that Fund.  These limits shall be measured on an annual basis (the fiscal year of each Fund) and shall be computed using the dollar volume of transactions.

5.                                      MLPF&S’s dealer spread regarding any transaction with the Funds pursuant to the order will be no greater than its customary dealer spread on similar transactions (with unaffiliated parties) of a similar size during a comparable time period.  Its customary dealer spread also will be consistent with the average or standard spread charged by dealers in Tax-Exempt Money Market Instruments of a similar type and transaction size.

6.                                      The Advisor, on the one hand, and MLPF&S, on the other, will operate on different sides of appropriate walls of separation with respect to the Funds and the Tax-Exempt Money Market Instruments.  The walls of separation will include all of the following characteristics, and such others that MLPF&S and the Advisor consider reasonable to facilitate the factual independence of the Advisor from MLPF&S:

(a)                                 The Advisor will maintain offices physically separate from those of MLPF&S.

(b)                                 The compensation of persons assigned to the Advisor (i.e., executive, administrative or investment personnel) will not depend on the volume or nature of trades effected by the Advisor for the Funds with MLPF&S under the exemption, except to the extent that such trades may affect the profits and losses of BAC and its affiliates as a whole or to the extent that such trades affect the investment performance of a Fund.

(c)                                  MLPF&S will not compensate the Advisor based upon its profits or losses on transactions conducted pursuant to the exemption, provided that the allocation of the profits by BAC to its shareholders and the determination of general firm-wide compensation of officers and employees, will be unaffected by this undertaking.

(d)                                 Personnel employed by the Advisor’s investment advisory operations on behalf of the Funds will be exclusively devoted to the investment advisory businesses and affairs of the Advisor and the businesses of its affiliates (other than MLPF&S), and have lines of reporting solely within the Advisor or its affiliates (other than MLPF&S). The personnel assigned to the Advisor’s investment advisory operations that are also involved with the business of other affiliates have absolutely no function or responsibility with respect to MLPF&S.

(e)                                  Personnel assigned to MLPF&S will not participate in the decision-making process for or otherwise seek to influence the Advisor other than in the normal course of sales and dealer activities of the same nature as are simultaneously being carried out with respect to nonaffiliated institutional clients. The Advisor, on the one hand, and MLPF&S, on the other, may nonetheless maintain affiliations other than with respect to the Funds, and in addition with respect to the Funds as follows:

(i)                                   The Advisor’s personnel may rely on research, including credit analysis and reports prepared internally by various subsidiaries and divisions of MLPF&S.

(ii)                                Certain senior executives of BAC with responsibility for overseeing operations of various divisions, subsidiaries and affiliates of BAC are not precluded from exercising those functions over the Advisor because they oversee MLPF&S, as well; provided that such persons shall not have any involvement with respect to proposed transactions pursuant to the exemption and will not in any way attempt to influence or control the placing by the Funds or the Advisor of orders in respect of Eligible Securities with MLPF&S.

7.                                      The Funds and the Advisor will maintain such records with respect to those transactions conducted pursuant to the exemption as may be necessary to confirm compliance with the conditions to the requested relief.  To this end, each Fund shall maintain the following:

(a)                                 An itemized daily record of all purchases and sales of securities pursuant to the exemption, showing for each transaction the following: (i) the name and quantity of securities; (ii) the unit purchase or sale price; (iii) the time and date of the transaction; and (iv) whether the security was a First Tier Security.  For each transaction (other than variable rate demand bonds), these records shall document two quotations received from other dealers for securities falling within the same category of instrument, quality and maturity; including the following: (i) the names of the dealers; (ii) the names of the securities; (iii) the prices quoted; (iv) the times and dates the quotations were received; and (v) whether such securities were First Tier Securities.  In the case of variable rate demand bonds, the Fund shall maintain the same records except that the rates of return quoted will be substituted for the prices quoted.

(b)                                 Records sufficient to verify compliance with the volume limitations contained in Condition (4) above.  MLPF&S will provide the Funds with all records and information necessary to implement this requirement.

The records required by this Condition (7) will be maintained and preserved in the same manner as records required under Rule 31a-1(b)(1) under the Investment Company Act.

8.                                      The compliance departments of MLPF&S and the Advisor will prepare and administer guidelines, which will be reviewed by the legal departments of MLPF&S and the Advisor, for personnel of MLPF&S and the Advisor, respectively, to make certain that transactions conducted pursuant to the order comply with the conditions set forth in the order and that the parties generally maintain arm’s-length relationships.  In the training of MLPF&S’s personnel, particular emphasis will be placed upon the fact that the Funds are to receive rates as favorable as other institutional purchasers buying the same quantities.  The compliance departments will periodically monitor the activities of MLPF&S and the Advisor to make certain that the conditions set forth in the order are adhered to.

9.                                      The Audit Committee will approve, periodically review, and update as necessary, guidelines for the Funds and the Advisor that are reasonably designed to make certain that the transactions conducted pursuant to the exemption comply with the conditions set forth herein and that the above procedures are followed in all respects.  The Audit Committee will periodically monitor the activities of the Funds and the Advisor in this regard to ensure that these goals are being accomplished.

10.                               The Board, including a majority of the Independent Trustees, will have approved each Fund’s participation in transactions conducted pursuant to the exemption and determined that such participation by the Fund is in the best interests of the Fund and its shareholders.  The minutes of the meeting of the Board at which this approval was given must reflect in detail the reasons for the Board’s determination.  The Board will review no less frequently than annually each Fund’s participation in transactions conducted pursuant to the exemption during the prior year and determine whether the Fund’s participation in such transactions continues to be in the best interests of the Fund and its shareholders.  Such review will include (but not be limited to) (a) a comparison of the volume of transactions in each type of security conducted pursuant to the exemption to the market presence of MLPF&S in the market for that type of security, which market data may be based on good faith estimates to the extent that current formal data is not reasonably available, and (b) a determination that the Funds are maintaining appropriate trading relationships with other sources for each type of security to ensure that there are appropriate sources for the quotations required by Condition 3.  The minutes of the meetings of the

Board at which these determinations are made will reflect in detail the reasons for the Board’s determinations.

The Funds and the Advisor submit that the granting of the exemption will work to the benefit of the shareholders of the Funds by providing the Funds with fuller access to the primary and secondary market for Tax-Exempt Money Market Instruments to better ensure the availability of suitable portfolio securities and best price and execution of portfolio trades.  The Funds submit that such transactions are consistent with the policies of the Funds as recited in their registration statements and reports filed under the Investment Company Act.  The Applicants also submit that the procedures to be followed with respect to principal transactions with MLPF&S are structured in such a way as to ensure that the terms of such transactions will be in all instances reasonable and fair and will not involve overreaching on the part of any person concerned and that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.

VII.                          Applicable Precedents

The Commission has previously granted to other entities similar relief with respect to Tax-Exempt Money Instruments.  In the Matter of Highmark Capital Management, et al, Investment Company Act Release No. 29660 (April 26, 2011) (Notice); Investment Company Act Release No. 29675 (May 24, 2011) (Order); In the Matter of Morgan Stanley Investment Management Inc., et al., Investment Company Act Release No. 28125 (January 18, 2008) (Notice); Investment Company Act Release No. 28150 (February 13, 2008) (Order); In the Matter of J.P. Morgan Investment Management et al.; Investment Company Act Release No. 26446 (May 10, 2004) (Notice); Investment Company Act Release No. 26466 (June 8, 2004) (Order); In the Matter of Goldman Sachs Trust, et al.; Investment Company Act Release No. 24834 (January 23, 2001) (Notice); Investment Company Act Release No. 24877 (February 21, 2001) (Order).

VIII.                     Conclusion

The Funds and the Advisor believe that the granting of the order requested in this Application will benefit the investors of each of the Funds by providing to the Funds more complete access to Tax-Exempt Money Market Instruments in which they invest, and such access is needed to better ensure the availability of suitable portfolio securities at the best price and execution.  The Applicants believe that the procedures to be followed with respect to principal transactions between the Funds and the Advisor with MLPF&S are designed to ensure that the terms of such transactions will be in all instances reasonable and fair and will not involve overreaching on the part of any person concerned.  The Applicants believe that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.

In light of the foregoing, it is respectfully requested that an order be entered, pursuant to Section 6(c) and Section 17(b) of the Investment Company Act, to permit the Funds to engage in principal transactions with MLPF&S as specified herein.

IX.                              Exhibits

The following exhibits are filed with this Application:

A.                                    Verification of the Trust, the Advisor, and MLPF&S pursuant to Rule 0-2(d).

X.                                   Procedural Matters Relating To Application

1.                                      Pursuant to Rule 0-2(f) under the Investment Company Act, the Trust and the Advisor hereby state that their address is:

100 Federal Street

Boston, Massachusetts 02110

Pursuant to Rule 0-2(f) under the Investment Company Act, MLPF&S hereby states that its address is:

Bank of America Tower

One Bryant Park

New York, New York 10036

The Applicants further state that all communications or questions should be directed to:

Robert M. Kurucza, Esq.

Marco E. Adelfio, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, D.C.  20001

(202) 346-4000

with copies to:

Marina Belaya, Esq. Bank of America, N.A. NY8-114-17-02 114 W. 47th Street New York, New York 10036	Christine Walsh, Esq. Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower NY1-100-18-05 One Bryant Park 12th Floor New York, New York 10036

2.                                      Pursuant to Rule 0-2(c) under the Investment Company Act, each Applicant hereby states that the officer signing and filing this Application on its behalf is fully authorized to do so.  Under the provisions of the Trust’s and MLPF&S’s respective Declaration of Trust and Articles of Incorporation and/or By-Laws/Code of Regulations, responsibility for the management of the affairs and business of the Trust and MLPF&S is vested in its Board of Trustees, Directors or Managers.  The Trust and MLPF&S has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.  All requirements in any document and instructions authorizing the signing and filing of this Application by the Advisor have been complied with and the person signing and filing this Application on behalf of the Advisor is fully authorized to do so.

3.                                      Pursuant to Rule 0-2(c)(2) under the Investment Company Act, each Applicant hereby represents that such Applicant’s authorization to file the original application of the Applicants, filed on November 19, 2012 (the “Original Application”), and any further amendments thereto, which was described in and filed as an exhibit to the Original Application, is applicable to the undersigned and that such authorization still remains in effect.

4.                                      The verifications required by Rule 0-2(d) under the Investment Company Act for each of the Trust, the Advisor, and MLPF&S are attached hereto as Exhibits A-1 through A-3.

5.                                      The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Investment Company Act.

6.                                      For the reasons set forth in this Application, the Applicants respectfully request that the Commission issue an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act granting the relief requested herein.

7.              A copy of the Declaration of Trust of the Trust is on file at the principal offices of the Trust.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below.

BOFA FUNDS SERIES TRUST, ON BEHALF OF EACH OF ITS SERIES OF FUNDS

May 13, 2013	By:	/s/ Michael J. Pelzar
Name: Michael J. Pelzar
Title: President

BOFA ADVISORS, LLC

May 13, 2013	By:	/s/ Michael J. Pelzar
Name: Michael J. Pelzar
Title: President, Chief Executive Officer and Chairman

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

May 13, 2013	By:	/s/ Mona Payton
Name: Mona Payton
Title: Managing Director

EXHIBIT A-1

BofA Funds Series Trust

Verification

The undersigned states that he has duly executed the attached Application dated May 13, 2013 for and on behalf of BofA Funds Series Trust (the “Trust”), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Pelzar
Michael J. Pelzar
President
BofA Funds Series Trust

EXHIBIT A-2

BofA Advisors, LLC

Verification

The undersigned states that he has duly executed the attached Application dated May 13, 2013 for and on behalf of BofA Advisors, LLC (the “Advisor”), that he is the President, Chief Executive Officer and Chairman of the Advisor and that all actions of the Board of Managers of the Advisor necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Pelzar
Michael J. Pelzar
President, Chief Executive Officer and Chairman
BofA Advisors, LLC

EXHIBIT A-3

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Verification

The undersigned states that she has duly executed the attached Application dated May 13, 2013 for and on behalf of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Corporation”), that she is a Managing Director of the Corporation and that all actions of the Board of Directors of the Corporation necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Mona Payton
Mona Payton
Managing Director
Merrill Lynch, Pierce, Fenner & Smith Incorporated